Exhibit 99_10A

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 815 to Registration Statement No. 33-26305 on Form N-1A of our report dated November 22, 2017, relating to the financial statements and financial highlights of BlackRock Mid-Cap Growth Equity Portfolio and BlackRock Advantage Small Cap Growth Fund, each a series of BlackRock FundsSM, appearing in the Annual Report on Form N-CSR of the BlackRock FundsSM for the year ended September 30, 2017, and to the references to us under the headings “Financial Highlights” and “Independent Registered Public Accounting Firm” in the Prospectuses and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

January 25, 2018